Exhibit 21.1

NAME AND JURISDICTION OF SUBSIDIARIES

Name of Subsidiary	State or other jurisdiction of incorporation
Newfoundland Containers Limited	Newfoundland
Norampac Avot-Vallée S.A.S.	France
Norampac Capital Management Hungary L.L.C.	Hungary
Norampac Holding US Inc.	Delaware
Depew Holdings Inc.	New York
Norampac Dallas-Fort Worth LP	Texas
Norampac Finance US Inc.	Delaware
Norampac Industries Inc.	Delaware
Norampac Leominster Inc.	Massachusetts
Norampac New York City Inc.	New York
Norampac Sales US Inc.	New York
Norampac Schenectady Inc.	New York
Norampac Texas GP Inc.	Texas
Norampac Monterrey Division S.A. de C.V.	Mexico
Norampac Monterrey Services S.A. de C.V.	Mexico
Norampac Paper Inc.	Canada
Norampac Ventes Canada Inc.	Canada
1426835 Ontario Inc.	Ontario
3815251 Canada Inc.	Canada
3815269 Canada Inc.	Canada

All of these subsidiaries are doing business only under the name specified in their charters.